Exhibit 4.6

TECHNOLOGY DEVELOPMENT, LICENSE AND MANUFACTURING AGREEMENT

    This TECHNOLOGY DEVELOPMENT, LICENSE AND MANUFACTURING AGREEMENT (this “Agreement”) is entered into as of April 12, 2006 (the “Effective Date”) and is by and between MARVELL INTERNATIONAL LTD., a Bermuda corporation, with offices at Argyle House, 41a Cedar Avenue, Hamilton, HM 12, MARVELL SEMICONDUCTOR ISRAEL LTD., an Israeli corporation, with offices at 6 Hamada Street, Mordot HaCarmel Industrial Park, Yokneam, Israel 20692 (Marvell International Ltd. And Marvell Semiconductor Israel Ltd. are collectively referred to as “Marvell”) and EZCHIP TECHNOLOGIES LTD., an Israeli corporation with offices at 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel (“EZchip”).  Marvell and EZchip are each a “party” and collectively are the “parties” herein.

R E C I T A L S

    WHEREAS, Marvell is in the business of developing, manufacturing and providing storage, communications and consumer silicon devices and EZchip is a fabless semiconductor company that develops and markets network processor devices; and

    WHEREAS, the parties wish to enter into an agreement under which the parties can mutually agree to conduct projects for development, manufacturing and sale of certain unique versions of certain customized EZchip semiconductor devices and related technology, in each case pursuant to an SOW agreed to by the parties in writing and attached to this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.         DEFINITIONS.

    1.1           “Affiliate” shall mean a person or entity that directly or indirectly, controls or is controlled by, or is under common control with a party hereto (with “control” meaning ownership of more than fifty percent (50%) of the voting stock of the entity or, in the case of a non-corporate entity, an equivalent interest).

    1.2           “Bug Fixes” shall mean material design related changes developed or implemented in the “EZchip Deliverables,” the “Marvell Deliverables” or in a “Licensed Product” made or undertaken by either party during the “Term,” as defined herein, of this Agreement in order to fix the design to meet the requirements of the applicable Licensed Product’s Specification.

    1.3           “Deliverables” shall mean the EZchip Deliverables and the Marvell Deliverables.

    1.4           “Derivatives” means: (i) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (ii) for work protected by topography or mask right, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (iii) for patentable or patented material, any improvement; and, (iv) for material protected by trade secret, any new material derived from or employing such existing trade secret.

    1.5           “EZchip Deliverables” collectively shall mean the EZchip Technology, EZchip Design Materials, Licensed Software, EZchip Documentation and all Bug Fixes completed by EZchip for any of the foregoing.

    1.6           “EZchip Design Materials” shall mean, but not be limited to the following: netlists, photomasks (if any), mask sets (if any), mask works (if any), generated metal mask interconnect data (if any), database tapes, including pattern generation tapes and test tapes, custom cell libraries, chip design materials, including RTL source code, and all software and chip validation material, including all drivers, silicon validation environments, test plans and test results, all as developed or owned by EZchip that relate to each Licensed Product.  The EZchip Design Materials, if any, shall be described in the SOW for the applicable Licensed Product

    1.7           “EZchip Documentation” shall mean the documentation, including all software documentation and any and all architecture specifications, simulation environments, test-plans, test results, timing information and timing reports, each as they relate to each Licensed Product, which is required by Marvell to accomplish the purposes of this Agreement and fully exercise Marvell’s license rights set forth herein.  The EZchip Documentation, if any, shall be described in the SOW for the applicable Licensed Product

    1.8           “EZchip Technology” shall collectively mean the Intellectual Property Rights and know-how belonging to EZchip, or any Affiliate thereof, embodied in the EZchip Deliverables and Licensed Products.

    1.9           “Fees” shall mean the amounts (other than Royalty payments) payable by one party to the other party under an SOW, as may be set forth in Exhibit F.

    1.10          “Intellectual Property Rights” shall mean, collectively, “Patents”, “Trade Secrets,” “Copyrights,” “Mask Works,” design algorithms and all other intellectual property rights and proprietary rights, excluding trademarks, whether arising under the laws of the United States or any other state, country or jurisdiction, now or hereafter existing.  For purposes of this Agreement:  (a) “Patents” means all patent rights and all right, title and interest in all design, utility, and letters patent or equivalent rights, which includes any and all rights in or springing from an application for any such patent, and further, including any reissue, extension, division, continuation, patent pending or continuation-in-part applications throughout the world relating to any such patent, now or hereafter existing; (b) “Trade Secrets” means all right, title and interest in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries, now or hereafter existing; (c) “Copyrights” means all copyrights, and all right, title and interest in all copyrights, copyright registrations and applications for copyright registration, certificates of copyright and copyrighted interests throughout the world, and all right, title, and interest in related applications and registrations throughout the world, now or hereafter existing; and, (d) “Mask Works” means the series of related images however fixed or encoded having or representing the predetermined three dimensional pattern of metallic, insulating or semiconductor material present or removed from the layers of the underlying integrated circuit device and in which series the relation of the images to one another is that each image has the pattern of the surface of one form of such integrated circuit device.

    1.11     “Licensed Product(s)” shall mean the integrated circuit product(s) as set forth in an SOW executed by both parties, which result from the development efforts provided for in the applicable SOW.  The parties agree that the Licensed Products shall include any Bug Fixes to each such product.

    1.12           “Licensed Software” shall mean the software and/or library software developed and provided by EZchip to operate in conjunction with the Licensed Products and required by Marvell to exercise its license rights hereunder.  The Licensed Software, if any, shall be described in the SOW for the applicable Licensed Product.

    1.13           “Marvell Deliverables” collectively shall mean the Marvell Technology, Marvell Design Materials, Marvell Documentation and all Bug Fixes completed by Marvell associated therewith.

    1.14           “Marvell Design Materials” shall mean, but not be limited to the following: netlists, photomasks, mask sets, Mask Works, generated metal mask interconnect data, database tapes, including pattern generation tapes and test tapes, custom cell libraries, all as developed or owned by Marvell that relate to the Licensed Products.  The Marvell Design Materials, if any, shall be described in the SOW for the applicable Licensed Product

    1.15           “Marvell Documentation” shall mean the documentation developed by Marvell in connection with its development of the Licensed Products, which is required by EZchip to accomplish the purposes of this Agreement and fully exercise EZchip’s license rights set forth herein.  The Marvell Design Materials, if any, shall be described in the SOW for the applicable Licensed Product

    1.16           “Marvell Technology” shall collectively mean the Intellectual Property Rights and know-how belonging to Marvell, or any Affiliate thereof, embodied in the Marvell Deliverables and Licensed Products.

    1.17           “Shared Engineering Charge” shall mean those engineering charges related to the development of the Licensed Products to be shared by the parties as further specified in a SOW.

    1.18           “Royalties” shall mean the royalties due and payable from Marvell to EZchip for sales of Licensed Products, if any, under the terms of Exhibit F.

    1.19           “Specification” shall mean the written design specification relating to functionality and characteristics of each Licensed Product that is to be mutually prepared, agreed upon by EZchip and Marvell based on this Agreement and its related Exhibits and be attached hereto as an Exhibit A-x.

    1.20           “SOW” for the Licensed Products shall mean the written description of the work to be performed by the parties to complete the development of each Licensed Product, attached as Exhibit B-x hereto.

    1.21           “Support” shall mean the terms and conditions pursuant to which EZchip shall support Marvell, as set forth on Exhibit C attached hereto.

2.            DEVELOPMENT RESPONSIBILITIES; ACCEPTANCE AND MODIFICATIONS.

    2.1           Each party agrees to perform the development and manufacturing activities allocated to such party as set forth in a SOW by the completion dates thereon.  To the extent that there is a delay in completion of any scheduled activity set forth in a SOW to be performed by a party, then, without limitation as to exercising its other rights hereunder, the other party may correspondingly delay the performance of all subsequent activity to be performed by such other party.  EZchip shall not subcontract any portion of its obligations under an SOW to any third party or any subcontractor, other than an Affiliate of EZchip, unless such sub-contractor has been approved by Marvell in writing prior to such subcontracting, which approval shall not be unreasonably withheld.  Marvell shall have the right to have its obligations relating to the manufacture of Licensed Products under any SOW or this Agreement performed by any Affiliate of Marvell or Marvell’s subcontractors.   Marvell shall not subcontract any portion of its obligations relating to the design of Licensed Products under an SOW to any third party or any subcontractor, other than an Affiliate of Marvell, unless such sub-contractor has been approved by EZchip in writing prior to such subcontracting, which approval shall not be unreasonably withheld.  Each party shall at all time remains responsible for the compliance of its Affiliates and permitted subcontractors with the provisions contained herein.

    2.2           A Deliverable shall be deemed accepted by the receiving party, unless such Deliverable contains a material non-compliance to the applicable SOW or Specification (a “Non-Conformance”) which must be corrected by the party delivering such Deliverable item, and the intended receiving party provides reasonable notice of such Non-Conformance.  Upon receipt of notice of such Non-Conformance, the delivering party will use its commercially reasonable efforts to correct the specified Non-Conformance, and will promptly resubmit the Deliverable to the other party in a condition that conforms to the SOW or the Specification.  Upon redelivery, the receiving party will then accept or reject such resubmitted Deliverable within a commercially reasonable period of time.

    2.3           Each party will provide sufficient engineering resources to ensure the performance of such party’s obligation under a SOW.

    2.4           EZchip and Marvell, each with respect to itself, covenants and agrees that the Licensed Products shall be in conformance with Marvell’s quality assurance standards attached hereto as Exhibit D.  In addition, EZchip and Marvell, each with respect to itself, covenants that all Licensed Products will substantially conform to the test and inspection requirements and the requirements specified with respect to each Licensed Product in the related SOW or Specification.

    2.5           If set forth in the applicable SOW, the parties will develop evaluation boards and reference designs to evaluate and verify the performance of the Licensed Products, and to demonstrate the performance of the Licensed Products.  The costs and responsibilities associated with the development of the evaluation boards and reference designs will be stated in the SOW.

3.           CHANGES TO SPECIFICATION; ADDITIONAL SOWS.

    3.1           Both parties agree that any changes to a Specification or SOW shall be subject to the written consent of the parties.  The parties may agree to develop new Licensed Products pursuant to the terms of this Agreement upon mutual written agreement of the parties to new SOWs, Specifications and other related commercial terms.

4.           OWNERSHIP RIGHTS AND LICENSE GRANT.

    4.1           Except as specified in this Section 4, the parties agree that each party shall retain ownership of its respective Intellectual Property Rights and Derivatives thereof incorporated into the Licensed Product or such party’s respective Deliverables.  The parties agree that except as expressly authorized in this Agreement, neither party shall attempt to reverse engineer the other party’s Deliverables or Intellectual Property Rights and any such attempt shall be deemed a material breach hereto.

    4.2           The parties shall have joint ownership of any Intellectual Property Rights that are jointly developed by the parties pursuant to this Agreement, that arise after the Effective Date hereof and that are specifically identified in the relevant Licensed Product SOW or Specification as jointly developed and created Intellectual Property Rights. Each party shall be free to use and otherwise exploit such jointly owned Intellectual Property Rights without any restrictions or limitations and without the need to account to the other party, other than as expressly set forth herein. The parties agree to cooperate with each other and to execute any documents reasonably necessary to carry out the intent of this Section 4.2. Nothing contained herein shall be deemed to transfer to a party ownership rights in the other party’s Intellectual Property Rights or Deliverables.

    4.3           License Grants.   (a)  Any Deliverables supplied by either party as set forth in an SOW shall be used by the other party only under the license in this Section 4.3.  Subject to the terms hereof, each party hereby grants the other party, under all of its Intellectual Property Rights embodied in the Deliverables supplied by such party as set forth in an SOW, a non-exclusive, revocable (as set forth below), non-transferable license to internally use any such Deliverables solely for the purpose of testing or developing the applicable Licensed Product as set forth in the SOW.  In no event may the party that receives such Deliverables exercise the foregoing license to develop, make, use or sell, or otherwise distribute, any Deliverables of the other party other than for the foregoing purpose.  The license granted to a party in this Section 4.3(a) shall terminate upon the earlier of (1) completion of the applicable development or testing of the Licensed Product under the applicable SOW, or (2) in the event that a party materially breaches this Agreement and such breach remains uncured, the date that is thirty (30) days after such party’s receipt of written notice of such material breach from the other party.

 (b)  Additionally, EZchip  grants to Marvell and its Affiliates, under all of EZchip’s Intellectual Property Rights embodied in the EZchip Deliverables and the Licensed Products a royalty bearing, non-exclusive, world-wide, perpetual, non-transferable license to manufacture, have manufactured, use, modify (but only if and to the extent specifically permitted in the applicable SOW), sell, support, distribute through multiple tiers of distribution, import, export and market the Licensed Products, and the applicable SOW may limit such license to sales to Identified Customers and Identified Programs (as such terms are defined in Section 9.1 below) and sales to EZchip or its Affiliates.  The Royalty Fee or Fees referenced herein shall be as set forth in Exhibit F for each Licensed Product, respectively.

    4.4           Except for the licenses specifically granted in Section 4.3, in Section 10 and elsewhere herein, no other licenses or rights are granted by one party to the other, whether by estoppel, implication or otherwise.  Nothing herein shall limit a party’s rights as provided by the first sale or exhaustion doctrines in the exercise of the licenses granted herein.

5.          PARTIES’ SUPPORT OBLIGATIONS.

    5.1           EZchip shall support Marvell and Marvell’s end customers for the EZchip Deliverables and each Licensed Product developed hereunder in accordance with the provisions of Exhibit C attached hereto during the term of this Agreement and after any termination or expiration of this Agreement for the life of applicable Licensed Product.

    5.2           EZchip shall reasonably support Marvell’s efforts to market and sell the Licensed Products to Marvell’s customers in accordance with Marvell’s requirements to ensure successful, volume launch of the Licensed Products.

6.           FINANCIAL OBLIGATIONS.

    6.1           Each party agrees to pay to the other party any Royalties or Fees due for the applicable SOW or sales of the applicable Licensed Product under the terms set forth in Exhibit F.

Fees due from one party to the other party under the terms of an SOW shall be due within [*] days after the date of invoice for the applicable Fees.    The parties shall cooperate to optimize the business, accounting and tax treatment of the financial obligations under this Agreement, and shall specify the relevant arrangements in each case in the applicable SOW. Notwithstanding the foregoing, each party shall be responsible for all income taxes it accrues as a result of any payment it receives under this Agreement. All monetary amounts set forth in this Agreement refer to U.S. dollars.

    6.2           If Marvell owes Royalties to EZchip for a Licensed Product as set forth in Exhibit F, then Marvell shall provide EZchip with quarterly reports by the 30th day of the month following the end of each Marvell fiscal quarter, specifying the units of Licensed Products sold to each customer during the period of the report and the respective Royalties due to EZchip from such sales.

Marvell’s payment of the applicable Royalties due to EZchip, as shown in each such quarterly Royalty report, shall accompany such Royalty report.  EZchip shall have the right to appoint an independent third-party auditor reasonably acceptable to Marvell to conduct an audit of Marvell’s relevant records once per year to verify Marvell’s compliance with the Royalty payment terms of this Agreement.  EZchip shall bear the expenses of the audit, however, in the event any such audit reveals that Marvell has understated the amount of Royalties that it is obligated to pay to EZchip under this Agreement by an amount of more than five percent (5%) of the amount paid to EZchip during the period audited, then, in addition to all Royalties due and unpaid hereunder, Marvell shall pay all reasonable costs directly associated with the audit.  All information of Marvell disclosed in the course of such audit shall be deemed Marvell’s “Confidential Information,” as defined herein, regardless of marking, provided that such auditor shall be entitled to disclose to EZchip the information required in order for EZchip to enforce its rights under this Agreement.  EZchip shall be responsible to ensure that the independent auditor performing any such audit is subject to confidentiality restrictions substantially similar to the terms of this Agreement.

*  This portion of the agreement has been omitted pursuant to a Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934. The complete agreement, including the portion for which confidential treatment has been requested, has been filed separately with the Securities and Exchange Commission.

    6.3 If the parties agree to terms for sale of a specified Licensed Product from Marvell to EZchip, then Marvell will manufacture and sell to EZchip the applicable Licensed Product according to the terms as set forth in Exhibit H.

    6.4The parties’ respective responsibilities for any Shared Engineering Charges, if any, will be set forth in the applicable SOW.

7.          CONFIDENTIAL INFORMATION.

    7.1           “Confidential Information” shall mean that information of either party which is disclosed to the other party (“Recipient”) by reason of the parties’ relationship under this Agreement, either directly or indirectly in any written or recorded form, orally, or by drawings or inspection of parts or equipment, and, if disclosed in writing or any other tangible form shall be conspicuously marked as confidential or proprietary at the time of disclosure, or if disclosed orally or in any other intangible form, designated as confidential or proprietary at the time of disclosure and reduced to writing similarly marked within thirty (30) days of such disclosure.  However, the definition of “Confidential Information” shall also include such information that should reasonably be considered as confidential by the Recipient due to the circumstances surrounding disclosure or the nature of the information.

    7.2           Recipient will use the same degree of care to protect Confidential Information received hereunder as it uses to protect its own confidential information of like importance, and in any event not less than a reasonable degree of care.  Recipient covenants and agrees that it will (i) not disclose the Confidential Information to any third party other than permitted third party contractors under Section 2.1 that are subject to written confidentiality obligations with the Recipient substantially similar to the confidentiality terms of this Agreement,  (ii) receive and use the Confidential Information only for performance of Recipient’s rights and obligations under this Agreement and within the scope of the licenses granted hereunder, and (iii) not otherwise employ such Confidential Information in any of its products or otherwise, and shall only disclose such Confidential Information to its employees or employees of its Affiliates or permitted subcontractors who have need to know such Confidential Information for performance of Recipient’s rights and obligation hereunder provided that such personnel have entered into written agreements with Recipient sufficient to allow Recipient to comply with its obligations hereunder.   Except as permitted hereunder, Recipient covenants and agrees not to attempt to decompile or otherwise reverse engineer any Confidential Information disclosed to Recipient by the other party.  It is expressly agreed that Recipient shall not be liable for disclosure of any Confidential Information to a third party if the same:

(a)           was in the public domain at the time it was disclosed or becomes in the public domain without breach of this Agreement by Recipient;

(b)           was known to Recipient at the time of disclosure, as evidenced in writing as shown by the recipient’s books and records;

(c)           is disclosed with the prior written approval of the other party hereto;

(d)           was or is independently developed by Recipient without use of Confidential Information received hereunder as evidenced in writing by the Recipient’s books and records; and,

             (e)           becomes known to Recipient, on a nonconfidential basis, from a source other than the other party hereto, without breach of this Agreement by Recipient and without breach of a non disclosure agreement between the disclosing party and such third party.

    7.3           Upon any termination or expiration of this Agreement or any SOW, the Recipient shall return or destroy all Confidential Information of the disclosing party in its possession (or in the case a SOW is terminated, that Confidential Information related to the terminated SOW) within ten (10) days of its receipt of written request from the disclosing party and shall cause an authorized officer of Recipient to certify to such return or destruction in writing.  The preceding Confidential Information return and destruction provision shall not apply to Marvell for any Licensed Product that Marvell is allowed to continue manufacturing, selling or supporting under the terms of Section 8.  The confidentiality undertakings under this Section 7 shall survive termination of this Agreement for any reason whatsoever and shall continue to apply in full force and effect for as long as the Confidential Information is a trade secret of the disclosing party and has not became public domain.

    7.4           For the purposes of selling any Licensed Product, either Marvell or EZchip, as the case may be, may disclose to any of its respective present or potential customers (i) the specifications, data sheets, application notes and white papers relating to the Licensed Product and Licensed Software, and (ii) any other Confidential Information of the other party that is clearly identified in an exhibit to the applicable SOW as information which may be so disclosed. The disclosure of any other Confidential Information not expressly described in said exhibit shall require the receipt of the express prior written consent of the owner of such Confidential Information, which consent shall not be unreasonably withheld. The party disclosing Confidential Information of the other party (including the specifications, data sheets, application notes and white papers relating to the Licensed Product and Licensed Software) shall require each such present or potential customer to be bound in writing to confidentiality restrictions for such Confidential Information at least as protective as the terms of this Agreement. In the case of Marvell disclosing EZchip’s Confidential Information to Marvell’s customers or potential customers, Marvell shall take reasonable measures to enforce the confidentiality restrictions undertaken by such customers or potential customers with respect to EZchip’s Confidential Information.  In the case of EZchip disclosing Marvell’s Confidential Information to EZchip’s customers or potential customers, the applicable customer or potential customer must be a party to a nondisclosure agreement directly with Marvell or an Affiliate of Marvell.  Without derogating from the foregoing, any such disclosure shall be limited in scope to that Confidential Information which, by its nature, is deemed by the party which discloses the information to be required to be disclosed to its customers to complete sales of its products.

8.          TERM AND TERMINATION.

    8.1           This Agreement shall commence on the Effective Date and it and its terms shall continue in effect until terminated in accordance with this Section 8 (the “Term”).

    8.2           Either party may terminate this Agreement in its entirety or with respect to any Licensed Product if:

           (i)    With respect to a particular Licensed Product or the entire Agreement, the other party materially breaches the Agreement and fails to remedy such breach within thirty (30) days after the terminating party’s written notice of such breach and demand for a cure thereof.  The parties agree that a material breach shall include, but not be limited to, a party’s failure to perform its development obligations under an SOW, which materially and adversely impacts the functionality of such Licensed Product;

           (ii)    the other party becomes insolvent or makes a general assignment for the benefit of its creditors or dissolves, except where such dissolution results directly from a corporate reorganization which such reorganization results in the holders of a majority of the dissolving party’s voting securities - prior to such reorganization - (i) continuing to hold at least 51% of the voting securities of the entity surviving of such reorganization, or (ii) holding substantially all of the assets of the dissolving party and continuing to operate the business of the dissolving party;

           (iii)    a voluntary or involuntary petition or proceeding is commenced by or against the other party under the Federal Bankruptcy Act or any other statute of any state or country relating to insolvency or the protection of the rights of creditors, or any other insolvency or bankruptcy proceeding or other similar proceeding for the settlement of such party’s debt is instituted and is not dismissed within 60 days from the date of such filing;

            (iv)    a receiver of all or substantially all of the other party’s property is appointed; or

            (v)     if the other party fails to deliver conforming Deliverables in accordance with the provisions of Section 2.2 hereof.

    8.3           Marvell may elect to terminate this Agreement in its entirety or with respect to any Licensed Product if:

            (i)    EZchip fails to perform its obligations arising under Section 10 herein, and such failure is not cured within 45 days after Marvell’s written notice and demand for cure thereof;

           (ii)      EZchip materially fails to perform its support obligations arising under Section 5 hereof and such breach is not cured within 30 days after Marvell’s written notice.  In the event EZchip materially fails to perform its support obligations arising under Section 5 hereof after the occurrence of a “M&A Transaction,” as defined herein, and such failure is not cured within 10 business days after Marvell’s written notice and demand for cure, then Marvell may elect to terminate this Agreement or may elect to continue this Agreement with respect to any Licensed Product and concurrently exercise its rights under Section 10; or

           (iii)       EZchip merges with or into a third party, as a result of which holders of EZchip’s equity securities prior to the merger hold less than 50% of the equity securities of EZchip after the closing of such merger; or, EZchip sells all or substantially all of its assets to a third party (jointly, an “M&A Transaction”).

    8.4           Except as expressly limited by this Agreement, termination of this Agreement under this Section 8 will be without prejudice to any other remedy, which may be available to a party under applicable law. Upon any termination of this Agreement, Marvell shall be entitled to exercise the license rights granted in Section 4 for any and all Licensed Products that are in development or in production as of the effective date of termination of this Agreement, in addition to any Escrow License granted to Marvell under the terms of Section 10 hereof.

The following sections of this Agreement shall survive any termination hereof: 1, 4 (subject to payment of Royalties), 5.1 (as set forth therein), 6, 7, 10 (solely for the purpose of exercise of the escrow rights in case of termination due to a Release Event), 11 and 12.  The parties further agree that the provisions of Section 9.3 shall survive any termination of this Agreement with respect to all customers and programs affected thereunder.

9.          EXCLUSIVE MARKETING UNDERTAKING.

    9.1           EZchip and Marvell agree that they will cooperate in marketing and selling the Licensed Products solely to customers identified on Exhibit E (the “Identified Customers”) and for those design programs additionally identified in Exhibit E (the “Identified Programs”).  The list of Identified Customers and Identified Programs shall be amended from time to time upon the mutual written agreement of the parties.  During each quarter of the Term, EZchip and Marvell will in good-faith cooperate with each other on an on-going basis in order to develop and obtain all sales opportunities for all available enterprise-type design opportunities for each Licensed Product for each potential customer thereof, including the Identified Customers and non-Identified Customers with the intent to add to the list of Identified Customers and Identified Programs on Exhibit E in order to meet the requirements of potential customers.

    9.2           During the period commencing on February 2, 2006 and ending on February 2, 2007 (the “Exclusivity Period”), EZchip shall not grant rights to any semiconductor vendor other than Marvell to sell EZchip’s NP-2 or NP-3 network processors, provided that the foregoing exclusivity shall not apply to customer designs existing as of the Effective Date.  During the Exclusivity Period Marvell will not develop (independently or with others), sell, resell, license or otherwise sell to its customers any network processor devices other than EZchip’s network processor devices, provided that the foregoing exclusivity shall not apply to customer designs existing as of the Effective Date, security processors or network processors developed internally by the Marvell customer.

    9.3          Certain Identified Customers or Identified Programs may be designated on Exhibit E as programs that Marvell may exclusively pursue and EZchip shall not independently sell (directly or indirectly) network processors to such Identified Customers for such Identified Programs, provided that the foregoing exclusivity shall not apply to customer designs existing as of the Effective Date.

           10.               ESCROW AND MARVELL’S ESCROW RELEASE RIGHTS.

    10.1           Contemporaneously with the execution of this Agreement, the parties shall execute a three-party escrow contract in the mutually acceptable form attached as Exhibit G hereto with a designated professional technology escrow agent (the “Escrow Agreement”).  All costs related to the execution and maintenance of escrow services hereunder shall be borne by Marvell.

           10.2            Beginning on the Effective Date and continuing thereafter during the Term, EZchip shall continue to deposit the “Escrowed Technology” with the designated escrow holder in accordance with the provisions of this Section 10 and Escrow Agreement.  For purpose of clarity, termination of the Agreement shall not relieve EZchip of its duties to deposit the Escrowed Technology in accordance with the terms of this Agreement.

    10.3            The parties agree that upon the occurrence of a “Release Event,” as defined herein, the escrow holder shall release the Escrowed Technology for the Licensed Product giving rise to the occurrence of the Release Event to Marvell according to the terms of the Escrow Agreement, and upon such release, Marvell shall automatically be granted the Escrow License provided for in Section 10.7 herein which shall remain in full force and effect until such date as the Release Event is cured.

    10.4            For purposes of this Section 10 and this Agreement, a “Release Event” means termination of the Agreement by Marvell under Section 8.2(ii), Section 8.2(iii), Section 8.2(iv) or the second sentence of Section 8.3(ii).

    10.5           “Escrowed Technology” means the GDS (Graphic Design Specifications) and other technical and other manufacturing information and know-how, reasonably required in order to manufacture the Licensed Products.

    10.6           Commencing on the Effective Date and continuing thereafter during the Term hereof, EZchip shall, upon completion of material development milestones and also once every 120 days, deliver current and updated versions of the Escrowed Technology to the designated escrow holder in accordance with the provisions of this Agreement and the Escrow Agreement.  The parties agree that all such Escrowed Technology and updates thereon shall be released from escrow and delivered to Marvell in accordance with the provisions of this Agreement and the Escrow Agreement.

    10.7           Escrow License.  Upon the occurrence of a Release Event and until such Release Event is cured, Marvell and its Affiliates shall be granted a non-transferable license under all of EZchip’s Intellectual Property Rights embodied in the EZchip Deliverables to manufacture, have manufactured, sell, support, import, export, exhibit, offer to sell, demonstrate, publicly display or otherwise distribute through multiple tiers of distribution the EZchip Deliverables as and to the extent such are incorporated into such Licensed Product (the “Escrow License”). The foregoing limited license shall (i) be subject to Marvell’s full compliance with the applicable provisions of the Agreement (including, but not limited to, the Royalty or other payment terms, restrictions on the identity of the purchaser of the Licensed Product, restriction on the use of EZchip Deliverables and EZchip’s Intellectual Property Rights, provisions relating to the protection of EZchip’s Intellectual Property). To the extent applicable, the provisions of Sections 5.1 and 6 (Financial Obligations) and the provisions of Exhibits F (Royalties) and C (Support) shall apply to such activities during the occurrence of a Release Event.

    10.8           Except for the licenses granted herein, no other licenses or rights are granted by one party to the other, whether by estoppel, implication or otherwise.  The parties agree that the Escrowed Technology will not be used or incorporated in any other device other than a Licensed Product and may not be used other than in the manner and for the purposes expressly set forth in this Agreement.

    10.9           Upon the occurrence of a Release Event, EZchip shall use its best efforts to ensure Marvell is allowed to fully exercise its Escrow License with respect to the Escrowed Technology and is supported in accordance with the requirements of Section 5 and Exhibit C until the Escrow License expires or terminates, if such license expires or terminates before such preceding times.  During the 24 months after the date of the Release Event and to the extent applicable, EZchip agrees to provide Marvell with problem determination aids, test suites and source code, architecture and micro-architecture design documents, test software/setup/environment and any other associated documentation (including hardware and software design documentation and end user documentation), all schematics, blueprints, parts lists, and all other data, information and documentation necessary  for Marvell to exercise the Escrow License granted herein.

    10.10           For 24 months after the date of the Release Event and to the extent applicable EZchip shall furnish Marvell with basic consultation, training and technical assistance, including but not limited to, training and assistance on the training material and product documentation for the EZchip Deliverables, as part of fully transferring EZchip’s know how regarding the EZchip Deliverables and each Licensed Product, subject, however, to the confidentiality undertakings hereunder and to the scope of the Escrow License granted in this Section 10.

              11.            INTELLECTUAL PROPERTY INDEMNIFICATION.

    11.1           Within the limitations set out in Section 11.2, each party (“Indemnitor”) will defend or settle any suit or proceeding brought against the other party (the “Indemnitee”) based upon a claim that Indemnitee’s use or distribution of any of technology, materials or deliverables supplied by the Indemnitor under this Agreement ("Indemnified Technology") as authorized hereunder and in the form provided hereunder infringes or misappropriates the Intellectual Property Rights of a third party, and the Indemnitor will pay the damages and costs finally awarded against Indemnitee up to the limits set forth in Section 11.2, so long as: (i) Indemnitor is notified promptly in writing of such claim (provided that the failure to give such notice shall only relieve Indemnitor of its indemnity obligations hereunder if and to the extent that such failure materially prejudices Indemnitor), (ii) Indemnitor is granted the right to control the defense and settlement of the claim, and (iii) Indemnitee cooperates reasonably, and gives all necessary authority, information and assistance to Indemnitor (at Indemnitor’s expense).  Notwithstanding the foregoing, an Indemnitor is not obligated to indemnify any claim to the extent such claim arises out of (a) a combination of the Indemnified Technology with devices or programs not supplied by the Indemnitor, provided that the Indemnified Technology would not infringe or misappropriate but for such combination; or (b) a modification, alteration or amendment of the Indemnitor's Indemnified Technology by a party other than Indemnitor. The Indemnitee shall use commercially reasonable efforts to modify and replace any technology, materials or deliverables that are alleged to be infringing.

    11.2           Indemnitor shall not be responsible for any costs, expenses or compromise incurred or made by Indemnitee without Indemnitor's prior written consent.  If a suit or other proceeding has been filed, or it reasonably appears that one will be filed or that an injunction shall issue, Indemnitor shall promptly give written notice thereof to Indemnitee.  Indemnitor may, in its sole discretion and at its own expense, procure for Indemnitee the right to continue using the Indemnified Technology, replace the Indemnified Technology with non-infringing technology, materials or deliverables of equivalent performance or modify such technology, materials or deliverables so that they become non-infringing but remain equivalent in performance. The foregoing states the entire obligation and exclusive remedy of each of the parties hereto with respect to any alleged infringement of the Intellectual Property Rights of any third party by any technology, deliverables or materials furnished hereunder.

           12.               MISCELLANEOUS.

    12.1           The relationship between the parties will be that of independent contractors.  Nothing contained herein will be construed to imply a joint venture, principal or agent relationship, or other joint relationship, and neither party will have the rights, power or authority to create any obligation, express or implied, on behalf of the other.

    12.2           The validity, construction, performance and enforcement of this Agreement shall be governed by and interpreted in accordance with the laws of the State of California, USA, without regard to conflicts or laws provisions.  Each party hereby consents to jurisdiction and venue in the state and federal courts in Santa Clara County, California or the courts of the state of Israel, wherever any dispute arising hereunder is first initiated.

    12.3           Neither party may assign or transfer this Agreement nor any benefit thereof without prior written consent of the other party, which such consent may be withheld at such other party’s sole discretion.  Any assignment or transfer of this Agreement in violation of this Section 12.3 shall be null and void.  EZchip agrees to inform Marvell in writing at least ten business days prior to a sale by EZchip or any Affiliate thereof of the EZchip Technology or all or substantially all of the assets held by EZchip and its Affiliates.  EZchip agrees to inform Marvell in writing at least ten business days prior to a license by EZchip or any Affiliate thereof of the EZchip Technology or all or substantially all of the assets held by EZchip and its Affiliates.

    12.4           If any term or provision of this Agreement shall be found to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining terms and provisions will not in any way be affected or impaired thereby.

    12.5           Except as specifically provided herein, all notices required hereunder will be in writing and will be given by personal delivery, national overnight courier service, or by U.S. mail, certified or registered, postage prepaid, return receipt requested, to the parties at their respective addresses set forth below, or to any party at such other addresses as will be specified in writing by such party to the other parties in accordance with the terms and conditions of this Section 12:

EZchip Technologies Ltd. At its above address Attn:	Marvell Marvell International Ltd. At its above address Attn.: General Manager Marvell Semiconductor Israel Ltd. At its above address Attn: Vice President and General Manager

All notices will be deemed effective upon personal delivery, or if delivery occurs via postal means, five (5) business days following deposit in the mail, or one (1) business day following deposit with any national overnight courier, or immediately upon receipt by facsimile transmission, provided, that, a machine produced transmission acknowledgement establishes such facsimile transmission.

    12.6    Neither party will be liable to the other for delays or failures in performance resulting from causes beyond the reasonable control of that party, including, but not limited to, acts of God, labor disputes or disturbances, material shortages or rationing, riots, acts of war, governmental regulations, communications or utility failures, or casualties (each, a “Force Majeure”); provided that the delayed party: (i) gives the other party prompt written notice of such cause and (ii) uses its reasonable efforts to correct such failure or delay in performance caused thereby.

    12.7           This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which collectively will constitute one and the same instrument.

12.8      This Agreement, including all Exhibits (which shall be mutually agreed by the parties, acting reasonably), reflects the entire Agreement of the parties regarding the subject matter hereof, and supersedes all prior or contemporaneous understanding or agreements between the parties, whether written or oral.  This Agreement will not be amended, altered or changed except by written agreement signed by both parties.  Any waiver of compliance with any obligation, covenant, agreement, provision or condition of this Agreement or consent pursuant to this Agreement shall not be effective unless evidenced by an instrument in writing executed by the party to be charged.  Any waiver of compliance with any such obligation, covenant, agreement, provision or condition of this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.  This Agreement is executed in the English language.

    12.9           IF ANY PARTY TO THIS AGREEMENT IS FOUND LIABLE (WHETHER UNDER CONTRACT, TORT OR OTHERWISE), THE CUMULATIVE LIABILITY OF SUCH PARTY FOR ALL CLAIMS WHATSOEVER ARISING OUT OF THIS AGREEMENT SHALL NOT EXCEED THE SUM OF (a) ANY UNPAID AMOUNTS DUE AND PAYABLE BY THE BREACHING PARTY UNDER THE AGREEMENT, AND (b) (i) AT ANY TIME WITHIN FOUR (4) YEARS AFTER THE EFFECTIVE DATE, THE TOTAL OF THE AMOUNTS PAID BY MARVELL TO EZCHIP HEREUNDER DURING THE TWELVE (12) MONTHS PRECEDING THE EVENT GIVING RISE TO SUCH LIABILITY, OR (ii) AT ANY TIME FOUR (4) YEARS OR MORE AFTER THE EFFECTIVE DATE, THE TOTAL OF THE AMOUNTS PAID BY MARVELL TO EZCHIP HEREUNDER DURING THE TWENTY-FOUR (24) MONTHS PRECEDING THE EVENT GIVING RISE TO SUCH LIABILITY.

NEITHER PARTY SHALL BE LIABLE TO THE OTHER OR ANY THIRD PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR PUNITIVE DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY LOSS OR DAMAGE TO BUSINESS EARNINGS, LOST PROFITS OR GOODWILL, LOST OPPORTUNITIES AND LOST OR DAMAGED DATA OR DOCUMENTATION, SUFFERED BY ANY PERSON, ARISING FROM AND/OR RELATED WITH AND/OR CONNECTED TO THIS AGREEMENT, EVEN IF SUCH PARTY IS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  THE PARTIES HEREBY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT REGARDING ANY DELIVERABLE OF A PARTY PROVIDED HEREUNDER.

IN WITNESS WHEREOF, as of the Effective Date, the parties have caused this Agreement to be executed by their duly authorized representatives as provided for below:

“EZchip”	“Marvell”
EZCHIP TECHNOLOGIES LTD., An Israeli corporation	MARVELL INTERNATIONAL LTD.
By: /s/ Eli Fruchter Name: Eli Fruchter Title: CEO	By: /s/ Carol Feathers Name: CAROL FEATHERS Title: GENERAL MANAGER

“Marvell”
MARVELL SEMICONDUCTOR ISRAEL LTD.
By: [/s/ Authorized Representative] Name: Title: VP MSIL G.M.

  [The exhibits are included in the Amendments to this Agreement which are being filed separately  with the  Securities and Exchange Commission.]